Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

September 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Jerrick Media Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 22, 2020 File No. 333-238514

Ladies and Gentlemen:

This letter sets forth the responses of Jerrick Media Holdings, Inc., a Nevada corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Registration Statement on Form S-1 (File No. 333-238514) filed with the Commission on July 22, 2020 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed herewith. For your convenience, we list your comments below with the Company’s response followed thereafter.

Amendment No. 2 to Registration Statement on Form S-1

Use of Proceeds , page 18

1. QUESTION:	Pursuant to Instruction 4 to Item 504 of Regulation S-K, please disclose here the interest rates and maturity dates of the debt that will be repaid with the proceeds from this offering.

RESPONSE:	The Company has amended its disclosure to provide the interest rates and maturity dates of the debt that will be repaid with the proceeds from the offering. Please see the “Use of Proceeds” section of the Amended Registration Statement.

If you have any questions relating to any of the foregoing, please contact Andrea Cataneo of Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Andrea Cataneo
Andrea Cataneo
SHEPPARD, MULLIN, RICHTER & HAMPTON llp